July 8, 2005

Thomas Flinn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Via Facsimile Transmittal (202 772-9209), by USPS regular mail and via Edgar

Re:
AmeriVest Properties Inc.
Form-10K for Fiscal Year Ended December 31, 2004
Form-10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-14462

Dear Mr. Flinn:

        This letter is in response to your letter of June 28, 2005 regarding the above-referenced filings for AmeriVest Properties Inc. ("AmeriVest" or the "Company") with the Securities Exchange Commission for the periods noted. As itemized in your letter, your review commented on AmeriVest's failure to reconcile Same Store Net Operating Income as reported in Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29, to an appropriate GAAP measure as required by Regulation S-K, Item 10(e).

        The requested reconciliation is attached for your review and comment. The information for the three and twelve months ended December 31, 2004 was included on page 6 of the Company's Supplemental Operating and Financial Information as filed with Form 8-K on March 10, 2005. The reconciliation for the first quarter of 2005 was included with AmeriVest's Supplemental Operating and Financial Information as filed with Form 8-K on May 5, 2005. It is management's opinion that, while it acknowledges this disclosure could have also been included with the Form 10-K and Form 10-Q for the periods noted, failure to do so did not mislead any investor nor hinder the ability of any current or potential investor to make an informed investment decision. In addition, it was not management's intent to provide a non-GAAP measurement to the readers but rather to facilitate the comparison of operating results which were materially affected by the addition of new properties during 2004 as required by Regulation S-K Item 303 (3)(i) and (iii). If you believe necessary, the Company will of course include the reconciliation with all future filings, where applicable, beginning with the Form 10-Q for Fiscal Quarter Ended June 30, 2005.

        The Company acknowledges that:

  •
  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Security Exchange Commission from taking any action with respect to the filings; and

  •
  The Company may not assert staff comments as a defense in any proceeding initiated by the Security Exchange Commission or any person under the federal securities laws of the United States.

        We appreciate your review and comments and will contact you via telephone to ensure that we have provided the appropriate information as requested in your letter. Please do not hesitate to contact me directly with any questions at (303) 297-1800 x124.

Sincerely,

/s/  KATHRYN L. HALE

Kathryn L. Hale
Chief Financial Officer
AmeriVest Properties Inc.

	Twelve months ended December 31,
	2004	2003	Change	% Change
Real Estate Operating Revenue
Rental revenue	$19,938,153	$19,834,615	$103,538	0.5%
Real Estate Operating Expenses
Property operating expenses—
Operating expenses	5,334,853	5,007,279	(327,574)	(6.5)%
Real estate taxes	2,523,671	2,641,773	118,102	4.5%

Total property operating expenses	7,858,524	7,649,052	(209,472)	(2.7)%

Net Operating Income(1)	$12,079,629	$12,185,563	$(105,934)	(0.9)%
Average rent per sq. foot at December 31,	$19.91	$20.84	$(0.93)	(4.5)%
Occupancy at December 31,	92.2%	88.9%	3.3%

(1)
The following is a reconciliation of Same Store Property NOI to Loss from Continuing Operations:

	2004	2003
Same Store Net Operating Income	$12,079,629	$12,185,563
Non-Same Store Net Operating Income	13,689,568	5,146,061

Total Net Operating Income	25,769,197	17,331,624
General and administrative expenses	(4,370,403)	(3,526,097)
Interest expense	(12,443,610)	(7,747,017)
Depreciation expense	(14,387,431)	(6,892,207)
Impairment of investment in real estate	(1,160,000)	(1,465,932)
Other expenses	(323,626)	(1,650)

Loss from continuing operations	$(6,915,873)	$(2,301,279)